February 13, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:  Vycor Medical, Inc. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
Filed June 3, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 12, 2009, addressed to Mr. Kenneth T. Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 6 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”).  The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly.

Audited Annual Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please request your auditors to reconcile “Note 7, “Restatement of Financial Statements” in the fourth paragraph of their report with ‘Note 10, Restatement of Financial Data as of December 31, 2007’ of your financial statements.

On page F-1 we changed “Note 7, ‘Restatement of Financial Statements’” to “Note 10, ‘Restatement of Financial Data as of December 31, 2007’”.

Note 4. Long-Term Debt, page F-11

2.
Please refer to prior comment 3. The revised disclosure for the Salomon debt states that “the conversion price was to be equal to the prevailing market price, subject to a maximum conversion price of not more than $1.00 per common share and a minimum conversion price of less than $0.50 per common share.” [emphasis added] As discussed, please revise the disclosure relating to the conversion terms to be consistent with the terms of the debt agreement.

On pages F-11 and F-46 we changed:

“conversion price of not more than $1.00 per common share and a minimum conversion price of less than $0.50 per common share’

TO

“conversion price of not more than $1.00 per common share and a minimum conversion price of not less than $0.50 per common share” (emphasis added).

3.
Similarly for the Fountainhead notes you disclose that “The holder is entitled at its option to convert all or any amount of the principal face amount of the debenture then outstanding into a number of shares of common stock (based upon exchange ratio of membership units into common stock-see note 1) calculated to be equal to ten percent of the issued and outstanding aggregate shares of the Company at a “post-money” valuation at the date of issuance of this Debenture of $1,500,000(“Conversion Price’)  Based upon the conversion price and the % ownership the conversion price that it represents in the company, that the convertible debenture is convertible into 1,876,300 common shares. The conversion feature is subject to standard anti-dilution provisions.” As discussed, please revise to clarify how you determined that the note is convertible into 1.876,300 shares.

The $172,500 Fountainhead note is convertible into 1,979,456 shares and not 1,876,300 shares.  Even though the number of conversion shares increased, there was no change to the $172,500 debt discount as the debt discount is limited to the amount of the note and beneficial conversion feature is currently greater than the amount of the Fountainhead note.  The following is the calculation of the conversion shares:

Number of membership units outstanding at 12/21/2006	1,110.11	Units

The note was for 10% of Units post-money (1,110.11/90%):	1233.46	Units

Fountainhead is entitled to 10% of the units equal to	123.346	Units

Each unit converted into 16,048 shares	1,979,456	Shares

The reference to $1,500,000 is irrelevant as to the Company’s calculation of shares to be issued to Fountainhead on conversion.  The reference to $1,500,000 is a “placeholder” valuation that Fountainhead placed on the Company in order to value its own investment.  We have removed the reference to the $1,500,000 on pages F-11 and F-46.

Note 10. Restatement of Financial Data as of December 31, 2007, page F-19

4.
Please refer to prior comment 9. We note that in Item E in your 2006 balance sheet reconciliation and Item G in your 2007 balance sheet reconciliation, you disclose a beneficial conversion feature of $39,976 and additional debt discount of $132,524. Please amend your filing to update these numbers to be consistent with the numbers disclosed in footnote 4.

We have substantially revised Note 10. There is no longer any reference to a beneficial conversion feature of $39,976 and additional debt discount of $132,524.

5.
Please refer to prior comment 10.  Please amend Note 10 to clearly describe each of the adjustments reflected in the tables so that an investor can understand the amount by which the financial statements were restated and why.  Please revise to clearly identify any offsetting entries. For example:

•
On page F-20 we note that you have adjusted your derivative liability of $51,391 by recording a debit of the same amount.  Please provide a clear explanation of why you made this adjustment and where you recorded the corresponding credit.

•
On page F-22 we note that you have adjusted ‘Compensatory element of stock’ by reflecting a credit of $20,839 to eliminate the balance in this account. Please provide a clear explanation of why you made this adjustment and where you recorded the corresponding debit.

We have substantially revised Note 10 to include, for each material adjustment, the amount and accounts debited and credited and the reason for the adjustment.  On page F-21, no derivative liability is being recognized under SFAS 133 and the $51,391 is credited to additional paid-in-capital.  On page F-24, the $20,039 for compensatory element of stock has been moved to selling, general and administrative expense to be consistent with SAB Topic 14.F. Selling, general and administrative expense was also affected by an entry to correct prior years' share based compensation expense and several immaterial entries each no greater than $1,500.

Note 4. Long-Term Debt page F-42

6.
Please refer to prior comments 14 and 15. Please revise the disclosure to be consistent with our discussion. In that regard, explain the significant terms of the agreements whereby you reduced the conversion price on the debt agreement and made an inducement offer.

On February 8, 2008, the Company entered into an oral agreement with David Salomon to permanently reduce the conversion price on the promissory note held by David Salomon to $0.135.  Following the oral agreement to reduce the conversion price to $0.135, the Company separately offered to David Salomon 100,000 shares of the Company’s common stock as an inducement to convert the promissory note.  On February 14, 2008, David Salomon converted the $150,000 promissory note at a conversion price of $0.135 into 1,111,111 shares.  David Salomon additionally received 100,000 shares as an inducement to convert.

7.
In light of the timing of the modification of the conversion price, the inducement offer and the actual conversion of the note into common shares, please tell us how you concluded that the modification of the conversion price was not part of the inducement under SFAS 84.

It was only following the oral agreement to permanently reduce the conversion price to $0.135 that the Company separately offered to David Salomon 100,000 shares of the Company’s common stock as an inducement to convert the promissory note.  Since the reduction in the conversion price was permanent, the modification of the conversion price was not part of the inducement under SFAS 84.

8.
Furthermore, if the modification of the conversion price is not part of the inducement offer, and in light of EITF 06-6 and 96-19 which would appear to indicate that the company would treat the modification as an extinguishment and record a loss on extinguishment, please explain to us why you have not reflected a loss related to the modification of the conversion price.

The modification of the conversion price has been treated as an extinguishment and we have recorded a loss of approximately $61,000 on extinguishment as a result of EITF 06-06 and EITF 96-19.  The $61,000 is calculated using the 1,111,111 shares issued to David Salomon in the conversion multiplied by the excess of the market value of the stock ($0.19) over the exercise price ($0.135).

If you have any comments regarding this letter, please contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

Peter DiChiara